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                            April 19, 2022

       Ziyang Long
       Chief Executive Officer
       Republic Power Group Ltd.
       158 Kallang Way #06-08
       Singapore, Republic of Singapore S349245

                                                        Re: Republic Power
Group Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 18,
2022
                                                            CIK No. 0001912884

       Dear Mr. Long:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS on Form F-1 submitted March 18, 2022

       Cover Page

   1. We note that Sai Bin Loi, Chairman of the Board, beneficially owns 68.75% of the shares prior to the offering.
To the extent you will be a "controlled company" following the completion of this
offering, please revise your cover page to disclose your status as a
                                                        "controlled company"
and provide appropriate risk factor disclosure.
       Prospectus Summary, page 1

   2. Please disclose in the prospectus summary that you generated 95.1% and 94.1% of your total revenues in 2021
and 2020, respectively, from one client. Also disclose that your independent auditors
have expressed substantial doubt about the ability of Republic Power
 Ziyang Long
FirstName   LastNameZiyang
Republic Power   Group Ltd. Long
Comapany
April       NameRepublic Power Group Ltd.
       19, 2022
April 219, 2022 Page 2
Page
FirstName LastName
         Group Limited to continue as a going concern.
Risk Factors, page 8

3. Please include a risk factor focused on the risks associated with Covid-19. We note your reference on page 27 to a risk factor that your business could be materially harmed by the ongoing coronavirus pandemic which does not appear to be in the prospectus.
Our business is dependent on our collaboration with our vendors..., page 10

4. You state that two vendors accounted for 42.7% and 39.8% of your total purchases, respectively, in 2021. Please disclose the material terms of your agreements with the two vendors, including the identity of the vendors, term and termination provisions of the agreements, and any minimum purchase commitments. File the agreements as exhibits.
Our business is dependent on certain major clients and changes..., page 10

5. Please disclose the material terms of your agreements with the clients who accounted for 95.1% and 94.1% of your total revenues, respectively, in 2021 and 2020 including the identity of the clients, the term of the agreements and termination provisions. File the agreements as exhibits.
We are an emerging growth company..., page 18

6. We note your disclosure here that you have irrevocably elected not to avail your company of the exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies. However, on page 5 you disclose that you intend to take advantage of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of
         new or revised financial accounting standards under   107 of the JOBS
Act. Please advise
         or revise.
Management's Discussion of Financial Condition and Results of Operations Liquidity and Capital Resources, page 37

7. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC
         501.03(a) and Section IV of SEC Interpretive Release 33-8350. Management, page 50

8. You state that Ad Navitas is a related party of your sole director and owned by a shareholder. To the extent that Sai Bin Loi is affiliated with Ad Navitas, please disclose the nature of the relationship.
9. Please provide compensation disclosure for your executive officers for the fiscal year ended December 31, 2021. Refer to Item 6.B of Form 20-F.
 Ziyang Long
Republic Power Group Ltd.
April 19, 2022
Page 3
Consolidated Financial Statements
Note 10 - Related Party Balances and Transactions
c. Deposit paid for acquisition of subsidiary - related party, page F-21

10.    We note that you entered into a purchase agreement to acquire Consap Pte
Ltd
       ("Consap"), for $2.4 million of which a deposit of $1.4 million has been paid to date.
       Provide us with your analysis of the significance of the company pursuant to Rule 3-05 of
       Regulation S-X. If it is greater than 50% significant, please provide us with your analysis as to whether you deem the acquisition to be probable.
Note 13 - Subsequent events, page F-25

11. Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a).
Exhibits

12. Please file the consent of each director nominee who will serve as a director. See Rule
       438 of Regulation C.
General

13. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at 202-
551-7361 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameZiyang Long
                                                              Division of
Corporation Finance
Comapany NameRepublic Power Group Ltd.
                                                              Office of
Technology
April 19, 2022 Page 3
cc:       Joan Wu
FirstName LastName